UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
Commission File Number: 000-14993
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 11-K	☐ Form 20-F	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR
     For Period Ended:           March 31, 2006

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K
     For the Transition Period Ended:
     Nothing in this report shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________ _________________________________________________________________________________________________________________
PART I
REGISTRANT INFORMATION
Full name of registrant:                                                             Carmike Cinemas, Inc.
Former name if applicable:
Address of principal executive office (Street and number):                                       1301 First Avenue
City, state and zip code:                                                            Columbus, Georgia 31901

PART II
RULE 12b-25 (b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form
☐	(b)	could not be eliminated without unreasonable effort or expense; The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
     State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     Carmike Cinemas, Inc. (the “Company”) will delay the filing of its Form 10-Q for the quarter ended March 31, 2006.
     In addition, the Company has not yet filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2005. The Company must complete and file the 2005 Form 10-K before it will be in a position to complete and file the Form 10-Q. As a result, the Company will be unable, without unreasonable effort or expense, to finalize the Form 10-Q by the May 10, 2006 filing deadline.
     The Company has announced in various previous filings, including its Current Report on Form 8-K filed on May 4, 2006, that it and its external accounting advisors are reviewing 35 capital leases and approximately 40 operating leases to determine whether these leases were properly accounted for at the date of inception or subsequent modification. To date, the Company has substantially completed its initial review of the 35 capital leases and approximately 40 operating leases and is working to determine the impact on its previously reported financial statements. The Company is also evaluating the impact of this matter on its internal control over financial reporting as of December 31, 2005 as well as its disclosure controls and procedures. As previously disclosed, these lease accounting issues are highly technical and the Company, with the assistance of its external accounting advisors, is working to complete this process as soon as possible.
     Management continues to believe that any potential changes due to these lease accounting issues will not have a material impact on the net cash flows of the business. However, due to the highly technical nature of the lease accounting issues there can be no assurance as to the ultimate accounting impact. As previously disclosed, the resolution of these issues likely will require the Company to restate financial statements for certain prior periods.
     The Company continues to work diligently to complete its financial statements, audit, and evaluation of internal control over financial reporting for 2005 and file its 2005 Form 10-K promptly upon completion. However, management cannot currently estimate the exact filing date of the 2005 Form 10-K and the first quarter Form 10-Q. The Company will file the Form 10-Q subsequent to the filing of the 2005 Form 10-K.
     This Form 12b-25 contains forward-looking statements within the meaning of the federal securities laws. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words, “believes,” “expects,” “anticipates,” “plans,” “estimates” or similar expressions. Forward-looking statements are only predictions and are not guarantees of performance. Examples of forward-looking statements in this Form 12b-25 include our expectations with regard to our lease accounting review and the filing of our periodic reports with the SEC. These statements are based on beliefs and assumptions of our management, which in turn are based on currently available information. The forward-looking statements also involve risks and uncertainties, which could cause actual results to differ materially from those contained in any forward-looking statement. Many of these factors are beyond our ability to control or predict. Important factors that could cause actual results to differ materially from those contained in any forward-looking statement include:
•	our ability to timely resolve the accounting issues that have delayed the filing of our 2005 Form 10-K and will delay filing the Form 10-Q;
•	our ability to comply with covenants contained in our credit agreement and senior subordinated notes;
•	our ability to maintain our Nasdaq listing;
•	our ability to operate at expected levels of cash flow through the second quarter of 2006;
•	the availability of suitable motion pictures for exhibition in our markets;
•	competition in our markets;
•	competition with other forms of entertainment;
•	the effect of our leverage on our financial condition; and

•	other factors, including the risk factors previously disclosed in our Annual Report on Form 10-K Amendment No. 2, for the year ended December 31, 2004 under the caption “Risk Factors.”
     We believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
PART IV
OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification:

Richard B. Hare	(706)	576-3415

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☐ Yes           ☒ No
Annual Report on Form 10-K for the fiscal year ended December 31, 2005

(3)	Is it anticipated that any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes           ☐ No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the matters discussed in Part III above, the Company is not in a position at this time to provide any specific estimate of anticipated significant changes in results of operations from the quarter ended March 31, 2005 to the quarter ended March 31, 2006 that may be reflected in the financial statements to be included in the Form 10-Q.

The Company anticipates that revenues and operating income for the first quarter of 2006 will be higher than in the first quarter of 2005. However, net income for the first quarter of 2006 is expected to be significantly lower than net income in the first quarter of 2005. The Company expects that revenues will be positively impacted by the increased box office resulting from the addition of GKC Theaters results in the first quarter of 2006. The Company’s total costs and expenses are expected to be higher for the quarter ended March 31, 2006 due in part to increases in theatre operating costs resulting from the addition of GKC Theaters. In addition, total costs and expenses are expected to be higher due to depreciation and amortization expense related to theatre development, retrofitting and acquisition activities from the prior year. The increase in operating income is expected to be offset by increased interest expense in the first quarter of 2006. In addition, net income in the first quarter of 2005 was positively impacted by a significant reorganization benefit that will not be recognized in the first quarter of 2006.

Carmike Cinemas, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	May 11, 2006	By:	/s/ Richard B. Hare

Richard B. Hare Senior Vice President — Finance, Treasurer and Chief Financial Officer